UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PLATINUM GROUP METALS LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

72765Q205

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d - 1(b)

☐	Rule 13d - 1(c)

☐	Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 72765Q205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Genesis Asset Managers, LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,957,941 (See items 3 and 6)
	6	SHARED VOTING POWER 0 (See items 3 and 6)
	7	SOLE DISPOSITIVE POWER 5,279,651 (See items 3 and 6)
	8	SHARED DISPOSITIVE POWER 0 (See items 3 and 6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,279,651 (See items 3 and 6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN ☐ SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.68%
12	TYPE OF REPORTING PERSON (See Instructions) HC / IA

CUSIP No. 72765Q205

Item 1 (a).	Name of Issuer:

PLATINUM GROUP METALS LTD.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

Bentall Tower 5

Suite 328 – 500 Burrard Street

Vancouver

British Columbia

V6C 2B5

Canada

Item 2 (a).	Name of Persons Filing:

Genesis Asset Managers, LLP

Item 2 (b).	Address or Principal Business Office or, if None, Residence:

Genesis Asset Managers, LLP

Heritage Hall

Le Marchant Street

St. Peter Port

Guernsey GY1 4HY

Channel Islands

Item 2 (c).	Citizenship:

Delaware

Item 2 (d).	Title of Class of Securities:

Platinum Group Metals Ltd. Common Shares.

Item 2 (e).	CUSIP Number:

72765Q205

Item 3.	Classification.

(g)(e) Genesis Asset Managers, LLP (“GAM”) is reporting on this Schedule 13-G for itself as a registered investment adviser and as the control person of Genesis Investment Management, LLP (“GIM”). GAM and GIM are both registered investment advisers.

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 5,279,651

(b)	Percent of Class: 4.68%

CUSIP No. 72765Q205

(c)	Number of shares as to which GAM has:

(i)	Sole power to vote or direct the vote: 4,957,941

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 5,279,651

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent On Behalf of Another Person:

GAM provides investment advisory services on a discretionary basis to institutional investors and in-house pooled funds for institutional investors. GAM is the parent entity of GIM which provides sub-advisory services to GAM for the accounts of the institutional clients of GAM. In the aggregate, the client accounts managed by GAM hold less than 5% of the outstanding securities subject to this filing on Schedule 13-G. The Form 13G filed by GAM includes a report filed by GIM, the sub-advisor to GAM.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Item 3 is incorporated by reference herein.

The address of GAM’s principal office and place of business is as follows:

Genesis Asset Managers, LLP

Heritage Hall

Le Marchant Street

St. Peter Port

Guernsey GY1 4HY

Channel Islands

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 72765Q205

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired with or as a participant in any transaction having such purposes or effect.

CUSIP No. 72765Q205

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 5, 2017

GENESIS ASSET MANAGERS, LLP

By:	/s/ Christopher Ellyatt
Christopher Ellyatt
Director